Exhibit 99.38

Notice to Reader

Re: Akumin Inc.

Please be advised that the audited consolidated financial statements of Akumin Inc. as at and for the year ended December 31, 2018 were corrected for an error relating to the classification of cash flows.

As described in note 13, during 2018 the Company acquired all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres. Previously, the “Acquisition of non-controlling interests” line was incorrectly presented under the Investing activities category instead of the Financing activities category within the consolidated statements of cash flow for the year ended December 31, 2018.

The error did not impact the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) or changes in equity. Operating cash flow and increase in cash during the period were not impacted. Basic and diluted earnings per share were not impacted.

Akumin Inc.

Consolidated Financial Statements (Restated)

December 31, 2018

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Independent auditor’s report

To the Shareholders of Akumin Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Akumin Inc. and its subsidiaries (together, the Company) as at December 31, 2018 and 2017, and its financial performance and its cash flows for the year ended December 31, 2018 and the fifteen-month period ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2018 and 2017;
•	the consolidated statements of net income (loss) and comprehensive income (loss) for the year ended December 31, 2018 and the fifteen-month period ended December 31, 2017;
•	the consolidated statements of changes in equity for the year ended December 31, 2018 and the fifteen-month period ended December 31, 2017;
•	the consolidated statements of cash flows for the year ended December 31, 2018 and the fifteen-month period ended December 31, 2017; and
•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Emphasis of matter

We draw attention to Note 2 to the consolidated financial statements, which explains that the consolidated financial statements for the year ended December 31, 2018 has been restated from those on which we originally reported on March 28, 2019. Our opinion is not modified in respect of this matter.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

(1)

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
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•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jennifer Psutka.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
November 13, 2019

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Akumin Inc.

Consolidated Balance Sheets

(expressed in US dollars unless otherwise stated)
	December 31, 2018	December 31, 2017
	$	$
Assets
Current assets
Cash	19,326,412	12,145,481
Accounts receivable (note 4)	29,810,501	12,968,010
Prepaid expenses and other current assets	1,049,285	381,144
	50,186,198	25,494,635
Security deposits and other assets	815,450	209,335
Property and equipment (note 5)	55,567,588	42,002,927
Goodwill (notes 3 and 7)	130,539,869	100,777,451
Intangible assets (note 6)	3,668,596	2,264,041
	240,777,701	170,748,389
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	16,865,477	14,578,538
Finance leases (note 9)	851,183	528,895
Senior loans payable (notes 10 and 11)	2,867,167	3,016,958
	20,583,827	18,124,391
Finance leases (note 9)	3,325,832	2,062,103
Senior loans payable (notes 10 and 11)	108,801,431	70,156,708
Subordinated notes payable (note 12)	1,492,233	—
Subordinated notes payable – earn-out (note 12)	169,642	—
	134,372,965	90,343,202
Shareholders’ Equity
Common shares (note 13)	123,746,423	83,771,904
Warrants (note 13)	1,742,910	1,310,661
Contributed surplus (notes 13 and 16)	5,088,376	2,205,784
Deficit	(26,640,173)	(13,223,745)
Equity attributable to shareholders of Akumin Inc.	103,937,536	74,064,604
Non-controlling interests (note 23)	2,467,200	6,340,583
	106,404,736	80,405,187
	240,777,701	170,748,389

Commitments and contingencies (note 15)

Subsequent events (note 24)

Approved by the Board of Directors
“(signed) Riadh Zine”	Director	“(signed) Thomas Davies”	Director
The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in US dollars unless otherwise stated)
		Fifteen-month
	Year ended December 31, 2018 $	period ended December 31, 2017 $
Revenue
Service fees – net of allowances and discounts	152,012,831	102,217,457
Other revenue	2,769,236	3,255,971
	154,782,067	105,473,428

Expenses
Employee compensation	57,653,048	38,467,730
Reading fees	20,560,092	15,582,202
Rent and utilities	16,435,169	12,986,924
Third party services and professional fees	11,300,654	8,831,940
Administrative	8,767,662	5,776,156
Medical supplies and other	5,716,480	5,100,635
Depreciation and amortization (notes 5 and 6)	9,852,034	6,480,341
Stock-based compensation (notes 13 and 16)	5,702,395	3,242,224
Interest expense (notes 9, 10, 11 and 12)	5,979,035	5,375,865
Impairment of property and equipment (note 5)	642,681	600,890
Settlement costs (recoveries)	43,029	(191,500)
Provisions	—	725,000
Acquisition related costs	2,425,577	4,256,271
Public offering costs	813,545	1,520,117
Financial instruments revaluation, unrealized foreign exchange loss and other (gains) losses (note 22)	2,843,262	2,943,621

	148,734,663	111,698,416

Income (loss) before income taxes	6,047,404	(6,224,988)

Income tax provision (recovery) (note 14)	(1,526,534)	123,561

Net income (loss) and comprehensive income (loss) for the period	7,573,938	(6,348,549)

Non-controlling interests (note 23)	2,574,137	2,155,445

Net income (loss) attributable to common shareholders	4,999,801	(8,503,994)

Net income (loss) per share (note 21)
Basic	0.09	(0.27)
Diluted	0.08	(0.27)

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Consolidated Statements of Changes in Equity

(expressed in US dollars unless otherwise stated)
	Common shares $	Warrants $	Contributed surplus $	Deficit $	Non- controlling interest $	Total equity $
Balance as at September 30, 2016	11,004,683	475,180	713,560	(4,719,751)	—	7,473,672
Acquisition of non-controlling interests (business combinations)	—	—	—	—	7,699,222	7,699,222
Net loss and comprehensive loss for the period	—	—	—	(8,503,994)	2,155,445	(6,348,549)
Issuance of common shares – net of issuance costs	24,925,041	—	1,750,000	—	—	26,675,041
RSUs and warrants exercised	38,441,229	(34,261,229)	(3,500,000)	—	—	680,000
Issuance of warrants	—	35,096,710	—	—	—	35,096,710
Stock-based compensation	—	—	3,242,224	—	—	3,242,224
Conversion of subordinated notes payable	9,400,951	—	—	—	—	9,400,951
Payment to non-controlling interests	—	—	—	—	(3,514,084)	(3,514,084)
Balance as at December 31, 2017	83,771,904	1,310,661	2,205,784	(13,223,745)	6,340,583	80,405,187
Acquisition of non-controlling interests (note 13)	—	—	—	(18,416,229)	(3,074,267)	(21,490,496)
Net income and comprehensive income	—	—	—	4,999,801	2,574,137	7,573,938
Issuance of common shares – net of issuance costs (note 13)
Acquisition consideration	3,709,588	—	—	—	—	3,709,588
Public offering	32,444,362	—	—	—	—	32,444,362
RSUs and warrants exercised (note 13)	3,820,569	(302,130)	(2,819,803)	—	—	698,636
Issuance of warrants (note 13)	—	734,379	—	—	—	734,379
Stock-based compensation expense	—	—	5,702,395	—	—	5,702,395
Payment to non-controlling interests (note 23)	—	—	—	—	(3,373,253)	(3,373,253)
Balance as at December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.
Consolidated Statements of Cash Flows (Restated)

(expressed in US dollars unless otherwise stated)
	Year ended December 31, 2018 $	Fifteen-month period ended December 31, 2017 $
	(restated –
	note 2)
Cash flows provided by (used in)

Operating activities
Net income (loss) for the period	7,573,938	(6,348,549)
Adjustments for
Depreciation and amortization	9,852,034	6,480,341
Stock-based compensation (notes 13 and 16)	5,702,395	3,242,224
Impairment of property and equipment	642,681	600,890
Interest expense – accretion of debt	591,191	1,133,963
Deferred income tax recovery	(1,755,083)	—
Financial instruments revaluation, unrealized foreign exchange loss and other (gains) losses	2,843,262	2,943,621
Changes in non-cash working capital
Accounts receivable	(15,523,343)	(3,422,908)
Prepaid expenses, security deposits and other assets	(1,048,918)	173,245
Provisions	—	(1,932,360)
Accounts payable and accrued liabilities	(2,459,457)	2,902,315

	6,418,700	5,772,782

Investing activities
Property and equipment and intangible assets	(9,739,344)	(5,183,928)
Business acquisitions – net of cash acquired (note 3)	(35,310,993)	(76,307,639)

	(45,050,337)	(81,491,567)

Financing activities
Loan proceeds (note 10)	111,900,000	46,759,883
Loan repayments (notes 10 and 11)	(76,043,474)	(1,538,510)
Issuance costs – loans	(2,211,914)	(3,033,591)
Finance leases – net	(555,259)	(509,248)
Capital stock (note 13)
Special warrants	—	34,797,004
Common shares	35,698,637	11,176,600
Equity issuance costs	(1,821,260)	(3,521,851)
Acquisition of non-controlling interests	(17,780,909)	—
Payment to non-controlling interests	(3,373,253)	(3,514,084)

	45,812,568	80,616,203

Increase in cash during the period	7,180,931	4,897,418

Cash – Beginning of period	12,145,481	7,248,063

Cash – End of period	19,326,412	12,145,481

Supplementary information
Interest expense paid	5,386,688	4,249,205
Income taxes paid	329,562	24,481

The accompanying notes are an integral part of these consolidated financial statements.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

1	Presentation of consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Florida, Delaware, Pennsylvania, Texas, Illinois and Kansas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC, which provides maintenance services to Akumin’s imaging centres in Texas, Illinois and Kansas and a billing and revenue cycle management business, Rev Flo, Inc., whose operations were merged into Akumin’s wholly owned subsidiary, Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and the wholly owned subsidiaries of Akumin Holdings Corp., namely, Akumin Corp., Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed and Akumin FL, LLC (Akumin FL) (collectively, the Subsidiaries), all of which are located in the United States.

2	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The significant accounting policies described below have been applied consistently to all periods presented. Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal period.

During September 2017, the Company changed its reporting year-end from September 30 to December 31. As a result, during the transitional year, the consolidated financial statements were presented for the fifteen-month period ended December 31, 2017.

These consolidated financial statements were approved by the Board of Directors (the Board) and authorized for issue by the Board on November 13, 2019.

Basis of presentation

The consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Functional and reporting currency and foreign currency translation

The functional and reporting currency of the Company and the Subsidiaries is US dollars. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at rates prevailing at the dates of acquisition. Revenues and expenses are translated at the average rate of exchange in effect during the month the transaction occurred. All exchange gains and losses are recognized in the current year’s earnings.

Cash

Cash includes cash on hand and cash held with banks.

Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the declining balance method, unless stated otherwise, as follows:

Medical equipment and equipment under finance leases	20%
Computer and office equipment	30%
Furniture and fittings	15%
Leasehold improvements	straight-line over
term of lease

Expenditures for maintenance and repairs are charged to operations as incurred. Operating lease buyouts and significant upgrades are capitalized.

Intangible assets

The Company classifies intangible assets, obtained through acquisitions or developed internally, as definite lived. Intangible assets consist of software costs, trade name and covenants not to compete; these intangible assets are recorded at cost and are amortized over their estimated useful lives, using the declining balance method, unless stated otherwise, as follows:

Software costs and trade name	20%
Covenant not to compete	straight-line over
term of contract

The Company reviews the appropriateness of the amortization period related to the definite lived intangible assets annually.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units (CGUs) that are expected to benefit from the synergies of the combination. The determination of CGUs and the level at which goodwill is monitored requires judgment by management. The Company’s CGUs generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 by comparing the carrying value of the CGUs against the recoverable amount (higher of value in use and fair value less costs to sell).

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Impairment of long-lived assets

The Company assesses, at each reporting date, whether there is an indication that a long-lived asset may be impaired. If any indication exists, the Company estimates the recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other CGUs. The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs to sell. Costs of disposal are incremental costs directly attributable to the disposal of an asset and income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

If the carrying amount of an asset or CGU exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net income (loss) and comprehensive income (loss) by the amount by which the carrying amount of the asset or CGU exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

Revenue recognition

The Company adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15), as at January 1, 2018, with full retrospective application. Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. A provision for credit losses is also recorded in accordance with IFRS 9. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company. There was no material impact to other revenue as a result of adopting IFRS 15.

IFRS 15 applies a single model for recognizing revenue from contracts with customers. It requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

i)	identify the contract with a customer;
ii)	identify the performance obligation in the contract;
iii)	determine the transaction price;
iv)	allocate the transaction price to the performance obligations in the contract; and
v)	recognize revenue when (or as) the entity satisfies a performance obligation.

The principal change affecting the Company results from the presentation of variable consideration that under the accounting standard is included in the transaction price up to an amount that is probable that a significant reversal will not occur. The most common form of variable consideration the Company experiences relates to amounts for services provided that are ultimately not realizable from a payer. Under the previous standard, the Company’s estimate for unrealized amounts was recorded in expenses as a provision for credit losses. Under IFRS 15, the Company’s estimate for unrealizable amounts is recognized as an adjustment to the transaction price at the inception of the contract. The net impact of adoption of IFRS 15 for the fifteen months ended December 31, 2017 is a reduction in service fee revenue of $5,272,485 and a corresponding reduction in operating expenses of $5,272,485 with no impact to net income. Due to the nature of these adjustments, there was no impact to the opening retained earnings, consolidated balance sheets, consolidated statements of changes in equity or consolidated statements of cash flows.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company has elected to use the following practical expedients in adopting IFRS 15:

i)	the amount of consideration over the contract term has not been adjusted for the effects of a significant financing component, since at contract inception, the period between when the Company transfers a promised service to a customer and when the customer pays for that service will generally be one year or less; and
ii)	incremental costs associated with obtaining a contract are recognized as an expense when incurred because the amortization period of the asset that the Company would have otherwise recognized is generally one year or less.

Earnings per share

Basic earnings per common share (EPS) is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the net earnings available to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive instruments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted or substantively enacted at the reporting date, and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

The Company uses the deferred tax method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which the enactment or substantive enactment occurs. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Financial instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments (IFRS 9), retrospectively and has chosen to not restate comparative information in accordance with the transitional provisions in IFRS 9. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. It establishes three measurement categories for financial assets: amortized cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI). The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. A new expected credit losses model replaces the incurred loss impairment model previously used in IAS 39, Financial Instruments – Recognition and Measurement (IAS 39).

The classification of financial liabilities under IFRS 9 remains broadly the same as under IAS 39. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or the Company has opted to measure them at FVTPL.

The Company completed an assessment of its financial assets (cash, accounts receivable and derivative financial instruments) and financial liabilities (accounts payable and accrued liabilities, loans and finance leases) as at January 1, 2018. All financial assets or liabilities were classified at amortized cost under IAS 39 and IFRS 9, except for derivative financial instruments, which were classified at FVTPL under IAS 39 and IFRS 9. There has been no significant impact for the Company from the adoption of IFRS 9 on the carrying amounts of financial assets or liabilities as at January 1, 2018. Also, there was no material impact from the transition to IFRS 9 on the consolidated statements of net income (loss) and comprehensive income (loss).

a)	Measurement of financial assets and liabilities

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently are carried at amortized cost less any impairment. Derivative financial instruments and earn-outs are initially recognized and subsequently measured at fair value.

b)	Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt instruments measured at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are generally recognized earlier than under IAS 39. On adoption of IFRS 9, the financial assets of the Company measured at amortized cost consisted of cash, accounts receivable and loans to related parties.

Under IFRS 9, expected credit losses are measured as follows:

•	twelve-month ECL – ECLs that result from possible default events within twelve months after the reporting date; and
•	lifetime ECLs – ECLs that result from all possible default events over the expected life of a financial instrument.
(13)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company measures provision for credit losses at an amount equal to lifetime ECLs, except for the following, which are measured based on twelve-month ECLs:

•	cash and loans to related parties for which the risk of default occurring over the expected life of the financial instrument has not increased significantly since initial recognition.

In applying the IFRS 9 impairment requirements, the Company has applied the general approach for cash and loans to related parties, while the Company has elected to measure provision for credit losses for accounts receivable at an amount equal to lifetime ECLs using the simplified approach.

In order to assess whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes information based on the Company’s historical experience and other forward-looking information. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

c)	Measurement of ECLs

ECLs are a probability weighted estimate of provision for credit losses. Provision for credit losses is measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset; however, due to the short-term nature of most of the Company’s financial assets measured at amortized cost, the time value of money is not expected to be significant in the calculation of the ECL.

d)	Impact of the new impairment model

The Company has determined that the application of IFRS 9’s impairment requirements as at January 1, 2018 does not result in a significant change in the provision for credit losses recognized by the Company. For accounts receivable, the Company uses a provision matrix to determine the ECLs based on actual credit loss experience with consideration of forward-looking information including changes to economic conditions that would impact its customers.

The Company applied the general approach for loans to related parties, considering any significant increases in credit risk for such receivables since inception. In determining the ECLs for such receivables, the Company considered actual credit loss experience with consideration of forward-looking information including changes to economic conditions that would impact the payers.

(14)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Leases

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the fair value of the leased property as at the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of net income (loss) and comprehensive income (loss).

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statements of net income (loss) and comprehensive income (loss) on a straight-line basis over the lease term.

Warrants

Financial instruments issued by the Company are classified as equity only to the extent they do not meet the definition of a financial liability or financial asset. The Company has issued warrants that are convertible into common stock; these warrants are classified as equity instruments.

Restricted share units

Restricted share units (RSUs) are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one common share of the Company. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board (note 13). For RSUs awarded to non-employees for equity issuance services, the value of the RSUs is classified as equity issuance costs on vesting of such RSUs. For RSUs awarded to non-employees for business services, the RSU expense would be recognized in the consolidated statements of net income (loss) and comprehensive income (loss) on vesting of such RSUs.

Stock-based compensation

The Company’s primary type of stock-based compensation consists of stock options, which are described in note 16. The Company uses the fair value method, which includes a volatility assumption, based on a peer group of companies. Each tranche of a share option award is considered a separate award with its own vesting period and recorded at fair value on the date of grant. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest by increasing contributed surplus. Any consideration paid by employees or directors on the exercise of stock options is credited to common stock and the related fair value of those stock options is transferred from the contributed surplus to common stock.

(15)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Business combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which the adjustments were determined.

Changes in non-controlling interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a reserve within equity attributable to owners of Akumin.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material.

Contingencies

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or nonoccurrence of uncertain future events outside the Company’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably.

(16)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Contingent liabilities are not recognized but are disclosed and described in note 15 to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

i)	Accounts receivable and allowance for credit losses

Accounts receivable are recognized initially at fair value and are subsequently measured at amortized cost less loss allowances. During the year ended December 31, 2018, the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable. During the fifteen months ended December 31, 2017, the impairment for accounts receivable was recorded when there was an expectation that the Company would not be able to collect all amounts due of the receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

ii)	Impairment of goodwill and long-lived assets

Management tests at least annually or more frequently if there are events or changes in circumstances to assess whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount from CGUs or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

(17)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill and intangible assets with indefinite lives, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

iii)	Income taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

iv)	Business combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

v)	Contractual allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances, principally for patients covered by managed care and other health plans, and self-pay patients. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government sponsored health-care programs and insurance companies for such services.

(18)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Correction of error in statement of cash flows

Our consolidated statement of cash flows for the year ended December 31, 2018 has been restated to classify the cash flows associated with the acquisition of non-controlling interests as a financing cash flow. Previously, management had incorrectly presented such cash flows as an investing activity. The nature of the transaction which gave rise to these cash flows is described in note 13. Furthermore, this adjustment does not affect our previously reported consolidated balance sheet, statement of net income (loss) and comprehensive income (loss) or the statement of changes in equity.

The following table summarizes the effects of the restatement resulting from the correction of this error:

	2018 $	Change $	2018 $
	(as previously reported)		(restated)
Acquisition of non-controlling interests	(17,780,909)	17,780,909	—
Total cash flows used in investing activities	(62,831,246)	17,780,909	(45,050,337)
Acquisition of non-controlling interests	—	(17,780,909)	(17,780,909)
Total cash flows from financing activities	63,593,477	(17,780,909)	45,812,568

3	Business combinations
a)	On April 5, 2018, the Company announced that, through a subsidiary, it had entered into a management agreement with the owners of four centres located in one of Akumin’s core geographic markets (the Managed Centres, and the period from April 5 to May 11, 2018, the Management Period). On May 11, 2018, the Company announced it had acquired, through a subsidiary (Akumin FL), certain assets of the Managed Centres in Florida (the Tampa Acquisition). The sellers were paid cash consideration of $50,000. The Company also assumed certain priority ranked accounts payable of $1,553,290 (including $727,826 related to working capital loans advanced from the Company to the Managed Centres during the Management Period) and a 6% third party subordinated note with a principal balance of $1.5 million (face value) and a term of four years. The principal balance of the third party loan is subject to an earn-out of up to an additional $4.0 million, subject to the satisfaction of certain revenue-based milestones (note 12). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:
$
Assets acquired
Non-current assets
Property and equipment	1,719,000

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	1,553,290

(19)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

$
Non-current liabilities Subordinated note	1,490,932
Subordinated note – earn-out	160,790

3,205,012

Net liabilities acquired	(1,486,012)
Goodwill	1,536,012

Purchase price	50,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Tampa Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Tampa Acquisition contributed revenue of approximately $5.1 million and net income before tax of approximately $0.8 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $8.0 million in revenue and $1.2 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $157.6 million and $6.5 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

b)	On August 15, 2018, the Company announced that, through a subsidiary, it had acquired 11 outpatient diagnostic imaging centres in the Tampa Bay Area (the Rose Acquisition) for a cash consideration of approximately $24.6 million, which was financed through the Syndicated Term Loan (note 10). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete. The fair value of the accounts receivable is approximately $1.3 million and it is net of expected credit losses of approximately 4%. Subsequent to the completion of the acquisition the Company, in accordance with the purchase agreement, prepared a working capital statement as of the closing date and determined a working capital asset of $323,983 due to the Company.
(20)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

$
Assets acquired
Current assets
Cash	1,045,574
Accounts receivable	1,319,148
Prepaid expenses	74,582

2,439,304

Non-current assets
Property and equipment	8,637,953
Intangible assets	1,330,000

9,967,953

12,407,257

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	2,211,319
Non-current liabilities
Wesley Chapel Loan (note 11)	1,908,456
Deferred tax liability (note 14)	1,755,083

5,874,858

Net assets acquired	6,532,399
Goodwill	17,753,601

Purchase price	24,286,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on the Rose Acquisition, expected to not be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Rose Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Rose Acquisition contributed revenue of approximately $9.1 million and income before tax of approximately $0.3 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition as though the business combination occurred at the beginning of fiscal 2018. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $23.9 million in revenue and $0.9 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $169.6 million and $6.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the business acquired in the Rose Acquisition.

(21)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

c)	On November 1, 2018, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Kissimmee, Florida for a cash consideration of approximately $1.2 million (Kissimmee Acquisition), which was partly financed through the Syndicated Line of Credit (note 10). In accordance with the transaction agreement, $250,000 of this purchase price (Holdback Fund) will be paid during 2019. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:
$
Assets acquired
Non-current assets
Security deposits	48,000
Property and equipment	282,500

330,500

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	117,916

Net assets acquired	212,584
Goodwill	1,012,416

Purchase price	1,225,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Kissimmee Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Kissimmee Acquisition contributed revenue of approximately $1.1 million and income before tax of approximately $0.7 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $4.5 million in revenue and $1.3 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $158.2 million and $6.6 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(22)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

d)	On November 9, 2018, the Company acquired four outpatient diagnostic imaging centres in Broward County, Florida for a cash consideration of approximately $12.1 million (Broward Acquisition), which included assumption of finance leases of approximately $1.3 million. It was partly financed through the Syndicated Line of Credit (note 10). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows. The intangible assets consist of the trade name and covenants not to compete.
$
Assets acquired
Current assets
Prepaid expenses	53,100
Non-current assets
Property and equipment	2,662,363
Intangible assets	740,000

3,455,463

Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	863,871
Non-current liabilities
Finance leases	1,256,413

2,120,284

Net assets acquired	1,335,179
Goodwill	9,460,388

Purchase price	10,795,567

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Broward Acquisition have been included in the Company’s consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, the Broward Acquisition contributed revenue of approximately $1.9 million and income before tax of approximately $0.2 million to the Company’s consolidated results for the twelve months ended December 31, 2018.

(23)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2018, this business combination would have contributed approximately $13.3 million in revenue and $1.6 million in income before tax for the twelve months ended December 31, 2018, and consolidated pro forma revenue and income before tax for the same period would have been approximately $166.1 million and $7.4 million, respectively. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

e)	On August 9, 2017, the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding equity interest in Preferred Medical Imaging, LLC pursuant to the August 9, 2017 purchase agreement with Preferred Medical Holdings, LLC and other sellers. The total purchase price of approximately, $94 million comprised $74 million of cash consideration and 5,714,285 common shares of the Company (issued at $3.50 per share with a total value at closing of $20 million). The cash portion of the purchase price was funded through sale of subscription receipts for gross proceeds of approximately $33 million and additional long-term debt as described in notes 13(b)(i) and 10(ii), respectively. Subsequent to the completion of the acquisition the Company, in accordance with the purchase agreement, prepared a working capital statement as of the closing date and determined a working capital liability of $160,733 due to the sellers.

Acquisition related costs of $4.3 million were charged to the consolidated statements of net loss and comprehensive loss from the closing date to December 31, 2017. The revenue and profit of PMI from the closing date to December 31, 2017 are included in the operating results of the existing single business segment which the Company operates. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Current assets
Cash	5,108,096
Accounts receivable	3,774,554
Prepaid expenses and other	379,089

9,261,739

Non-current assets
Property and equipment	19,399,006
Intangible assets	2,108,000
Security deposits	93,395

21,600,401

30,862,140

(24)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

$
Liabilities assumed
Current liabilities
Accounts payable and accrued liabilities	5,952,644
Non-current liabilities
Non-controlling interests	7,699,222

13,651,866

Net assets acquired	17,210,274
Goodwill	76,950,459

Purchase price	94,160,733

This acquisition was an opportunity for the Company to increase its presence in new states. The goodwill assessed on acquisition, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. Goodwill is not amortized for accounting purposes, however, it is expected to be deductible for income tax purposes. The results of operations of the Texas Acquisition have been included in the Company’s consolidated statements of net loss and comprehensive loss from August 9, 2017. Since the acquisition date, the Texas Acquisition contributed revenue of approximately $27.3 million and income before tax and non-controlling interests of approximately $8.7 million to the Company’s consolidated results for the fifteen months ended December 31, 2017.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2017, this business combination would have contributed approximately $86.0 million in revenue and $27.6 million in income before tax and non-controlling interests for the fifteen months ended December 31, 2017, and consolidated pro forma revenue and income before tax and non-controlling interests for the same period would have been approximately $164.2 million and $12.6 million. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

f)	On April 1, 2017, the Company, through a subsidiary, acquired the net assets of six imaging centres in Florida (the MID FL Acquisition) from Altamonte Springs Diagnostic Imaging Inc. for $9,000,000 ($6,000,000 in cash and $3,000,000 (face value, estimated fair value of $2,883,783) in 8.5% per annum unsecured subordinated convertible debenture (the MID FL Subordinated Note), with a term of three years). The MID FL Subordinated Note was to be automatically converted into common shares of the Company in the event the Company completed an initial public offering (IPO) during the term of the MID FL Subordinated Note. The price of such common shares on conversion of the MID FL Subordinated Note was to be at a 16.67% discount to the offering price in the IPO. The Company completed its IPO in December 2017 and the MID FL Subordinated Note was converted into common shares of the Company in December 2017 in accordance with these terms. The acquired tangible assets include property and equipment of $3,235,000. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:
(25)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

$
Property and equipment	3,235,000
Intangible assets	135,000
Accounts payable	(2)

Net assets acquired	3,369,998
Goodwill	5,513,785

Purchase price	8,883,783

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the MID FL Acquisition have been included in the Company’s consolidated statements of net loss and comprehensive loss from the acquisition date. Since the acquisition date, the MID FL Acquisition contributed revenue of approximately $4.2 million and income before tax of approximately $0.5 million to the Company’s consolidated results for the fifteen months ended December 31, 2017.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2017, this business combination would have contributed approximately $7.1 million in revenue and $0.9 million in income before tax for the fifteen months ended December 31, 2017, and consolidated pro forma revenue and loss before tax for the same period would have been approximately $108.3 million and $8.0 million. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

g)	On April 1, 2017, the Company, through a subsidiary, acquired the net assets of one imaging centre in Florida from Hatz, LLC, Imaging Teknix, LLC, and Physicians Imaging Center of Florida, LLC (the Sellers) and certain equipment from a lessor to one of the Sellers (the Hollywood Acquisition) for a $1,255,000 cash payment. The acquired tangible assets include property and equipment of $902,000. The Company has made a fair value determination of the acquired assets and assumed liabilities as follows:

$
Property and equipment	902,000
Accounts payable	(3,839)

Net assets acquired	898,161
Goodwill	356,839

Purchase price	1,255,000

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of the Hollywood Acquisition have been included in the Company’s consolidated statements of net loss and comprehensive loss from the acquisition date. Since the acquisition date, the Hollywood Acquisition contributed revenue of approximately $2.0 million and income before tax of approximately $0.7 million to the Company’s consolidated results for the fifteen months ended December 31, 2017.

(26)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2017, this business combination would have contributed approximately $3.4 million in revenue and $1.1 million in income before tax for the fifteen months ended December 31, 2017, and consolidated pro forma revenue and loss before tax for the same period would have been $106.8 million and $7.9 million. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

4	Accounts receivable

	2018 $	2017 $
Accounts receivable	38,284,265	17,521,104
Less: Allowance for credit losses	8,473,764	4,553,094

	29,810,501	12,968,010

The allowance for credit losses includes a provision for credit losses expense for the twelve months ended December 31, 2018 of $6,680,710 (fifteen months ended December 31, 2017 – $5,272,485). Additional information about accounts receivable and the allowance for credit losses is included in note 17.

(27)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

5	Property and equipment

	Furniture and fittings $	Office equipment $	Leasehold improvements $	Medical equipment $	Equipment under finance leases $	Computer equipment $	Total $
Cost
Balance – September 30, 2016	340,286	167,059	2,683,813	15,890,840	5,153,012	71,958	24,306,968
Additions	193,148	19,038	47,515	4,651,753	2,580,268	14,207	7,505,929
Business acquisitions (note 3)	—	—	6,149,005	17,387,000	—	—	23,536,005
Disposals	—	—	—	—	(101,588)	—	(101,588)
Impairment	—	—	—	(885,740)	(150,500)	—	(1,036,240)

Balance – December 31, 2017	533,434	186,097	8,880,333	37,043,853	7,481,192	86,165	54,211,074
Additions	143,920	2,140	518,516	8,977,339	924,625	23,161	10,589,701
Business acquisitions (note 3)	—	—	682,635	11,362,768	1,256,413	—	13,301,816
Disposals	—	—	—	(861,067)	—	—	(861,067)
Impairment	—	—	—	(963,335)	—	—	(963,335)

Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Accumulated depreciation
Balance – September 30, 2016	36,148	40,156	452,052	4,228,670	1,578,352	29,106	6,364,484
Depreciation	68,880	46,114	516,311	4,773,951	877,398	17,658	6,300,312
Disposals	—	—	—	—	(21,299)	—	(21,299)
Impairment	—	—	—	(414,224)	(21,126)	—	(435,350)

Balance – December 31, 2017	105,028	86,270	968,363	8,588,397	2,413,325	46,764	12,208,147
Depreciation	71,790	31,017	847,374	7,120,289	1,065,782	15,831	9,152,083
Disposals	—	—	—	(328,975)	—	—	(328,975)
Impairment	—	—	—	(320,654)	—	—	(320,654)

Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Net book value
September 30, 2016	304,138	126,903	2,231,761	11,662,170	3,574,660	42,852	17,942,484
December 31, 2017	428,406	99,827	7,911,970	28,455,456	5,067,867	39,401	42,002,927
December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588

Depreciation expense for the twelve months ended December 31, 2018 was $9,152,083 (fifteen months ended December 31, 2017 – $6,300,312). During the twelve months ended December 31, 2018, the Company had net disposals of $532,092 (fifteen months ended December 31, 2017 – $80,289) and impairment of medical equipment and equipment under finance leases of $642,681 (fifteen months ended December 31, 2017 – $600,890). The recoverable amount of this non-operational equipment determined by management based on a consultation with a third party was $nil and the carrying value of this equipment was written off.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

6	Intangible assets
	Covenants not to compete $	Software costs $	Trade name $	Total $
Cost
Balance – September 30, 2016	97,917	207,349	—	305,266
Business acquisitions (note 3)	320,000	—	1,923,000	2,243,000

Balance – December 31, 2017	417,917	207,349	1,923,000	2,548,266
Additions	—	34,506	—	34,506
Business acquisitions (note 3)	710,000	—	1,360,000	2,070,000

Balance – December 31, 2018	1,127,917	241,855	3,283,000	4,652,772

Accumulated amortization
Balance – September 30, 2016	52,846	51,350	—	104,196
Amortization	49,010	34,869	96,150	180,029

Balance – December 31, 2017	101,856	86,219	96,150	284,225
Amortization	199,235	28,282	472,434	699,951

Balance – December 31, 2018	301,091	114,501	568,584	984,176

Net book value
September 30, 2016	45,071	155,999	—	201,070
December 31, 2017	316,061	121,130	1,826,850	2,264,041
December 31, 2018	826,826	127,354	2,714,416	3,668,596

For the twelve months ended December 31, 2018, the Company identified no impairment indicators and hence, there was no impairment of intangible assets. Amortization expense for the twelve months ended December 31, 2018 was $699,951 (fifteen months ended December 31, 2017 – $180,029).

7	Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous periods are set out below.

	2018 $	2017 $

Balance – Beginning of period	100,777,451	17,956,368
Business acquisitions (note 3)	29,762,418	82,821,083

Balance – End of period	130,539,869	100,777,451
(29)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The carrying amount of goodwill attributed to each CGU grouping was as follows:

	December 31, 2018 $	December 31, 2017 $

Florida	49,407,924	19,645,506
Northeast	3,569,801	3,569,801
Texas	70,823,623	70,823,623
Other	6,738,521	6,738,521

	130,539,869	100,777,451

The recoverable amount from CGUs was estimated based on an assessment of value-in-use. The methodology used to test impairment is classified as Level 3 per the fair value hierarchy described in note 17.

The value in use for a CGU or group of CGUs is determined by discounting five-year cash flow projections (cash flows beyond the five-year period are extrapolated using perpetuity growth rates). These projections reflect management’s expectations based on past experience and future estimates of operating performance. The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

In measuring the recoverable amounts for goodwill as at December 31, 2018, significant estimates include the perpetuity growth rates and weighted average cost of capital discount rates, which range from 1.5% to 2.5% and 8.0% to 9.0% (2017 – 1.5% to 2.5% and 8.0% to 9.0%), respectively. Our discount rates are based on market rates of return, debt to equity ratios, and certain risk premiums, among other things. The perpetuity growth rates are based on expected economic conditions and a general outlook for the industry.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at October 1, 2018. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value. As there were no indicators of impairment for any of the CGUs, management has not updated any of the other impairment calculations as at December 31, 2018.

8	Accounts payable and accrued liabilities

The accounts payable and accrued liabilities are as follows:

	2018 $	2017 $

Accounts payable	14,895,780	9,946,550
Accrued other expenses	889,118	3,702,903
Accrued payroll expenses	1,080,579	929,085

	16,865,477	14,578,538

(30)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

9	Finance lease obligations

	2018 $	2017 $

Finance lease obligations, bearing interest at rates from 3% to 8%, monthly blended principal and interest payments from approximately $1,000 to $40,000	4,177,015	2,590,998
Less: Current portion	851,183	528,895

	3,325,832	2,062,103

The minimum annual principal payments with respect to the finance lease obligations are as follows:

	Minimum future lease payments $	Future finance costs $	Present value of future lease obligations $

2019	1,071,500	(220,317)	851,183
2020	1,021,107	(170,764)	850,343
2021 and thereafter	2,708,651	(233,162)	2,475,489

	4,801,258	(624,243)	4,177,015

The finance lease obligations balance due later than five years as of December 31, 2018 is $279,891 and the related minimum future lease payments are $293,039. At the end of the term of the contract, most of the assets underlying the finance leases may be purchased for de minimis consideration.

10	Bank loans payable

The Syndicated Loans, Siemens & Compass (S&C) Loans and WSFS Note noted herein are collectively referred to as the Bank Loans. The Bank Loans and Wesley Chapel Loan (note 11) are collectively referred to as the Senior Loans.

i)	Syndicated Loans

The Company entered into a credit agreement dated August 15, 2018 (the Syndicated Credit Agreement) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (Syndicated Term Loan) of $100,000,000 (face value) and a revolving credit facility of $30,000,000, of which $11,900,000 was utilized as at December 31, 2018 (the Syndicated Revolving Facility, and together with the Syndicated Term Loan, the Syndicated Loans). The Syndicated Loans can be increased by an additional $40,000,000 subject to certain conditions. The Company used $11,900,000 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition (described in note 3). The proceeds of the Syndicated Term Loan were used to completely settle the S&C Loans for $74,634,848, finance the Rose Acquisition (note 3) and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000,000, net of debt issuance costs of approximately $2.2 million. The fair value of the Syndicated Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

(31)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

	2018 $	2017 $

Syndicated Loans	109,872,412	—
Less: Current portion	2,500,000	—

	107,372,412	—

Subject to the provisions described below, the minimum annual principal payments with respect to the Syndicated Loans (face value) are as follows:

$

2019	2,500,000
2020	5,000,000
2021	5,000,000
2022	5,000,000
2023	94,400,000

111,900,000

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at December 31, 2018 represented an asset to the Company of $16,014. Changes in the fair value of this derivative are recognized in the consolidated statements of net income (loss) and comprehensive income (loss). In light of entering into this derivative financial instrument contract, the Company decided to terminate the previous derivative financial instrument contract entered on November 9, 2017 (discussed below).

Effective November 9, 2017, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate S&C Loans. The derivative financial instrument was an interest rate cap rate of 2.5% (LIBOR) per annum on a notional amount of $37,500,000 at inception, which is 50% of the S&C Term Loan (as defined below). The termination date of this arrangement was October 31, 2019. The cost of this derivative financial instrument was $49,500. The Company did not designate this interest rate cap agreement as a cash flow hedge for accounting purposes. Changes in the fair value of this derivative were recognized in the consolidated statements of net income (loss) and comprehensive income (loss). As noted above, the Company terminated this derivative financial instrument contract on November 16, 2018. The Company received a cash payment of $74,900 from the counterparty and recognized a loss of $4,669 (note 22) in the consolidated statements of net income (loss) and comprehensive income (loss).

(32)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Syndicated Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the Syndicated Credit Agreement):

Interest

The interest rates payable on the Syndicated Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the Syndicated Loans are currently classified as Eurodollar Rate Loans. The interest rate paid under the Syndicated Credit Agreement as at December 31, 2018 was approximately 5.6% per annum (December 31, 2017 – nil%). Interest rate sensitivity analysis with respect to the Syndicated Loans is described in note 17.

Payments

The minimum principal payment schedule for the Syndicated Loans is noted herein.

Termination

The termination date of the Syndicated Loans is the earliest of (i) August 15, 2023 and (ii) the date on which the Obligations become due and payable pursuant to the Syndicated Credit Agreement.

Restrictive covenants

In addition to certain covenants, the Syndicated Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

Financial covenants

The Syndicated Credit Agreement contains financial covenants including certain leverage ratios.

The Company is in compliance with the financial covenants and has no events of default under the Syndicated Credit Agreement as at December 31, 2018.

(33)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Events of default

In addition to the above financial covenants, events of default under the Syndicated Credit Agreement include, among others, failure to pay principal of or interest on any Syndicated Loan when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the Syndicated Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the Syndicated Loans.

ii)	Siemens & Compass Loans

As part of the acquisition of PMI in August 2017 (Texas Acquisition), the Company entered into a third amended and restated credit agreement dated August 9, 2017 (the S&C Credit Agreement) with Siemens as administrative agent and Compass Bank as co-lead arranger. Under the terms of the S&C Credit Agreement, the previous loan from Siemens increased by $2,000,000 to $27,740,117 (face value) and was assumed under this credit agreement and an additional term loan of $47,259,883 was advanced to the Company, resulting in $75,000,000 (face value) of the term loan (the S&C Term Loan) being outstanding. The net proceeds of the additional term loan were used to repay in full the previous revolving facility from Siemens of $2,500,000 and finance $44.7 million of the Texas Acquisition. The S&C Credit Agreement also made available to the Company a revolving facility of up to $5,000,000 (the S&C Revolving Facility, and together with the S&C Term Loan, the S&C Loans). Management determined the fair value of the S&C Term Loan to be its face value, net of debt issuance costs of approximately $3.0 million. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17. The S&C Loans had an amortized cost balance of $72,219,208 as at December 31, 2017 (face value – $75,000,000). The S&C Revolving Facility was unutilized during the twelve months ended December 31, 2018.

In accordance with the terms of the S&C Loans, the Company used part of the proceeds of the Syndicated Term Loan to completely settle the S&C Term Loan on August 15, 2018 for $74,634,848 (face value of $74,437,500 and accrued interest and related fees of $197,348). The Company also recorded a fair value loss of $2,426,873 on the extinguishment of the S&C Loans, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

(34)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

iii)	WSFS Note

As part of the acquisition of 26 Delaware and Pennsylvania imaging centres in April 2016, the Company entered into a secured 5% promissory note with WSFS Bank on April 21, 2016 (the WSFS Note). The WSFS Note with a face value of $2,000,000 was recognized at fair value on April 21, 2016 using an effective interest rate. The total estimated fair value of the WSFS Note was $1,817,372 as at April 21, 2016. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17). A principal payment of $1,000,000 was made on October 31, 2017 in accordance with the terms of the WSFS Note. The WSFS Note had an amortized cost balance of $954,458 as at December 31, 2017 (face value – $1,000,000).

In accordance with the terms of the WSFS Note, the Company completely settled this loan on April 30, 2018 with a cash payment of $1,000,000.

11	Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan, and collectively with the Bank Loans, the Senior Loans) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17).

	2018 $	2017 $

Wesley Chapel Loan	1,796,186	—
Less: Current portion	367,167	—

	1,429,019	—

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$

2019	367,167
2020	385,952
2021	405,698
2022	426,454
2023	296,356

1,881,627

(35)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Wesley Chapel Loan provides for the following terms:

Interest

5.0%.

Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

Termination

August 15, 2023.

Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

Financial covenants

None.

Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

The Company has no events of default under the Wesley Chapel Loan as at December 31, 2018.

Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

(36)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

12	Subordinated notes payable

	2018 $	2017 $

Subordinated note	1,492,233	—
Subordinated note – earn-out	169,642	—

	1,661,875	—

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 17). According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount annually on each anniversary of the Subordinated Note agreement.

The principal balance of the Subordinated Note is subject to increase by an earn-out (Subordinated Note – Earn-out) of up to an additional $4.0 million during the three calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue based milestones, as follows:

a)	The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.
b)	The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.
c)	If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.
d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 17). The Subordinated Note – Earn-out was revalued at $169,642 as at December 31, 2018 and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of net income (loss) and comprehensive income (loss). As at December 31, 2018, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

(37)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Payments and termination

Under the Subordinated Note, the principal amount of $1,500,000 and accrued but unpaid interest is due in full on May 11, 2022 (the Maturity Date). Prior to the Maturity Date, the Company may repay, without penalty, all or any portion of the Subordinated Note, including the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note include failure to pay principal balance or interest when due, defaults in complying with terms of the Subordinated Note, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare all amounts borrowed (and any Subordinated Note – Earn-out, once earned), together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note as at December 31, 2018.

(38)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

13	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount $	Number	Amount $	Number	Amount $	Number	Amount $
September 30, 2016	24,914,271	11,004,683	1,711,565	475,180	—	—	26,625,836	11,479,863
Issuance (i)	10,978,024	24,925,041	10,785,615	35,096,710	2,611,316	3,969,967	24,374,955	63,991,718
RSUs and warrants exercised	12,300,773	38,441,229	(11,300,773)	(34,261,229)	(1,000,000)	(3,500,000)	—	680,000
Conversion of subordinated notes	3,223,255	9,400,951	—	—	—	—	3,223,255	9,400,951

December 31, 2017	51,416,323	83,771,904	1,196,407	1,310,661	1,611,316	469,967	54,224,046	85,552,532
Issuance (i)	9,677,397	36,153,950	525,000	734,379	315,000	5,020,983	10,517,397	41,909,312
RSUs and warrants exercised	1,277,555	3,820,569	(471,895)	(302,130)	(805,660)	(2,819,803)	—	698,636

December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480

(i) RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the consolidated financial statements.

(39)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

During the fifteen months ended December 31, 2017, the following equity issuances occurred at the Company:

a)	During the nine months ended June 30, 2017, the Company issued $10.5 million in common shares and warrants and incurred issuance costs of approximately $1.1 million. This equity issuance included 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expire on March 10 and 17, 2019. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $0.996 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of 80%; remaining life of two years; price per common share on grant of warrants of $2.30; expected dividend yield of zero; and annual risk-free interest rate of 0.84%.
b)	During the three months ended September 30, 2017, the following equity issuances occurred at the Company:
i)	In order to partly finance the Texas Acquisition, the Company undertook: (i) a subscription receipts offering, which generated gross proceeds of approximately $33 million (9,407,223 special warrants were issued on the automatic conversion of 9,407,223 subscription receipts into special warrants in accordance with the subscription receipt agreement; a total of 512,004 broker warrants were issued to the agents in connection therewith); and (ii) $20 million in equity was issued (5,714,285 common shares at $3.50 per share) to certain sellers in connection with the Texas Acquisition. Each special warrant was exercised to acquire one common share on December 1, 2017.

Special warrants were issued on automatic conversion of such subscription receipts in accordance with the subscription receipts agreement. Such special warrants were classified as part of the Company’s equity. They were converted into common shares of the Company in accordance with the terms of the agreement in December 2017. On conversion into common shares, the amount of special warrants was transferred to the common share account of the Company’s equity. The associated broker warrants issued as part of the subscription receipts offering are assigned an estimated value using the Black-Scholes option pricing model and netted against the value of special warrants. They are transferred to common shares on exercise of such broker warrants.

Each of the 512,004 broker warrants is exercisable to acquire one common share of the Company, at an exercise price of $3.50 per common share, until August 8, 2019. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $1.523 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of 80%; remaining life of two years; expected dividend yield of zero; and annual risk-free interest rate of 1.24%.

The Company incurred equity issuance costs of approximately $2.2 million in connection with this offering.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

ii)	On August 9, 2017, the Company issued 500,000 restricted stock units to an agent that has worked with the Company with respect to its private placement offerings and 500,000 restricted stock units to the President and Chief Executive Officer of the Company, each pursuant to a restricted share unit plan adopted by the Company on March 8, 2017 and approved at the annual and special meeting of shareholders of the Company held on March 20, 2017. On August 9, 2017, the total of 1,000,000 restricted share units vested and were exercised in accordance with the restricted share unit plan on the Texas Acquisition, resulting in the issuance of 1,000,000 common shares. The value of 500,000 RSUs ($1,750,000) awarded to the President and Chief Executive Officer of the Company was classified as stock-based compensation cost during the three months ended September 30, 2017. The value of the 500,000 RSUs ($1,750,000) awarded to the agent was classified as equity issuance cost on vesting of these RSUs during the three months ended September 30, 2017.
iii)	The Company had 1,360,000 warrants expiring on August 12, 2017, that allowed warrant holders to purchase common shares on a 1:1 basis at an exercise price of $0.50 per common share. These warrants were exercised into common shares prior to expiry.
c)	During the three months ended December 31, 2017, the following equity issuances occurred at the Company:
i)	The Company issued another tranche of 533,550 special warrants on November 15, 2017 for gross proceeds of $1,867,425, along with 32,013 broker warrants. Each special warrant was exercised to acquire one common share on December 1, 2017. Also, each broker warrant is exercisable to acquire one common share of the Company, at an exercise price of $3.50 per broker warrant until November 15, 2019. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $1.527 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of 80%; remaining life of two years; expected dividend yield of zero; and annual risk-free interest rate of 1.44%.
ii)	On November 14, 2017, the Board authorized issuance of 1,841,316 RSUs to certain employees of the Company and the Board. 1,611,316 of these RSUs were granted on November 15, 2017 and 230,000 RSUs were granted on January 1, 2018. Each granted RSU entitles the holder to one common share of the Company. These RSUs will vest as follows: 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. RSUs are assigned a value based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board. The RSUs granted on November 15, 2017 were assigned a value of $3.50 per RSU. The Company recorded stock-based compensation expense for these RSUs of $469,967.
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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

During the twelve months ended December 31, 2018, the following equity issuances occurred at the Company:

a)	During the three months ended March 31, 2018, the following equity issuances occurred at the Company:

As previously noted, 230,000 RSUs were granted to certain employees of the Company on January 1, 2018. Subsequently, on March 1, 2018, the Board authorized issuance of 35,000 RSUs on March 1, 2018 and 50,000 RSUs on March 12, 2018 to certain employees of the Company. Each granted RSU entitles the holder to one common share of the Company. These RSUs will vest as follows: 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant. RSUs are valued based on the market value of the common shares of the Company on the grant date (or the nearest working day prior to the grant date). Such value is classified as stock-based compensation over the vesting period for all RSUs awarded to employees or the Board.

b)	During the three months ended June 30, 2018, the following equity issuances occurred at the Company:
i)	The Company had 238,859 warrants that were due to expire on April 21, 2018 and 112,706 warrants that were due to expire on May 31, 2018. These warrants allowed warrant holders to purchase common shares of the Company on a 1:1 basis at an exercise price of $1.20 per common share of the Company. These warrants were exercised into common shares prior to expiry.
ii)	On May 2, 2018, the Company completed a bought deal offering of its common shares by way of short form prospectus sale in each of the provinces of Canada, other than Quebec. A total of 8,750,000 common shares of the Company were sold at a price of $4.00 per common share, for gross proceeds of $35,000,000 (the Offering). The related issuance costs were approximately $1.8 million, which were deducted from common equity. The Offering was underwritten by a syndicate of underwriters (the Underwriters). The Underwriters were granted 525,000 broker warrants (Broker Warrants) in connection with the Offering, each such Broker Warrant entitling the holder to acquire one common share of the Company at a price of $4.00 per common share for a 24-month period following the closing of the Offering. The fair value of these warrants, recognized as a deduction of issued capital, was determined to be $1.3988 per warrant using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of approximately 62%; remaining life of two years; price per common share on grant of warrants of $4.00; expected dividend yield of zero; and annual risk free interest rate of 1.93%.
iii)	On May 24, 2018, the Company announced that PMI completed its previously announced acquisitions of all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres (the Acquisitions). The Acquisitions related to certain operations carried on in Austin, Fort Worth, Frisco, Grapevine/Colleyville, Irving, Plano and Round Rock. The aggregate consideration paid for the Acquisitions was approximately $21.6 million, comprised of an aggregate cash payment of approximately $17.9 million and the issuance of approximately $3.7 million in common shares of the Company (927,397 shares at $4.00 per share). The cash consideration included approximately $0.2 million paid to a non-wholly owned subsidiary, Preferred Imaging of Tarrant County, LLC, that was consolidated in the Company’s results.
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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

c)	During the three months ended September 30, 2018, the following equity issuances occurred at the Company:

During March 2017, the Company had issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares.

d)	During the three months ended December 31, 2018, the following equity issuances occurred at the Company:

As previously noted, the Board had granted 1,611,316 RSUs to certain employees of the Company and members of the Board on November 15, 2017. In accordance with the terms of the RSU Plan, 50% of these RSUs vested and were exercised on November 15, 2018. Accordingly, 805,660 common shares were issued by the Company on November 15, 2018.

The stock-based compensation related to RSUs, recognized in the consolidated statements of net income (loss) and comprehensive income (loss) for the twelve months ended December 31, 2018, was $5,020,983 (2017 – $2,219,967). The stock-based compensation related to stock options is noted in note 16.

14	Income taxes
a)	Numerical reconciliation of income tax expense

The reconciliation of income tax recovery computed at the Canadian federal statutory rate to income tax expense is as follows:

	2018 $	2017 $

Income (loss) attributable to common shareholders before income taxes	3,473,267	(8,380,433)

Expense (recovery) of income taxes at the Canadian tax rate of 26.5% (2017 – 26.5%)	920,416	(2,220,815)
Increase (decrease) in income taxes resulting from Stock-based compensation	1,511,135	859,189
Difference in US tax rates	(220,389)	(412,995)
Other	854,127	902,879
Unrecognized tax benefit (UTB)	(4,591,823)	995,303

Income taxes	(1,526,534)	123,561

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The Company’s effective tax rate for the year ended December 31, 2018 was -43.95% (2017 – (1.47%)). The tax rate is affected by recurring items, such as tax rates in the United States and the relative amounts of income earned in this jurisdiction, which management expects to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. The following items had the most significant impact on the difference between the statutory rate of 26.5% (2017 – 26.5%) and the effective tax rate for 2018:

i)	a $4,591,823 (-132.20%) (2017 – $995,303 (-11.88%)) decrease resulting from the unrecognized tax benefit;
ii)	a $1,511,135 (43.51%) (2017 – $859,189 (-10.25%)) increase resulting from the stock-based compensation (note 16); and
iii)	a $220,389 (-6.35%) (2017 – $412,995 (4.93%)) decrease resulting from tax rate differences between Canada and the United States.
b)	Deferred tax assets/liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company’s net deferred income tax asset are as follows:

	2018 $	2017 $

Tax losses	5,990,060	3,597,748
Fair value adjustment of bank loans	(474,755)	—
Property and equipment	(7,206,158)	(2,905,108)

	(1,690,853)	692,640
Other
Reserves	1,952,116	1,177,015
Intangible assets and goodwill	(495,277)	341,106
Deferred financing costs	2,027,326	1,935,890
Charitable contribution	2,801	3,567

Total deferred tax assets	1,796,113	4,150,218
Unrecognized tax benefit (UTB)	(1,796,113)	(4,150,218)

Net deferred tax assets	—	—

(44)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Movements in deferred tax assets are as follows:

	Tax losses $	Bank loans $	Property and equipment $	Other $	Total $
Balance – September 30, 2016	3,358,869	(1,459,852)	(1,686,827)	1,556,959	1,769,149
(Charged) credited to Profit or loss	—	—	—	—	—
Equity	238,879	1,459,852	(1,218,281)	1,900,619	2,381,069

Balance – December 31, 2017	3,597,748	—	(2,905,108)	3,457,578	4,150,218
As at December 31, 2017 – UTB	(3,597,748)	—	2,905,108	(3,457,578)	(4,150,218)
Net deferred tax assets	—	—	—	—	—

Balance – December 31,2018	5,990,060	(474,755)	(7,206,158)	3,486,966	1,796,113
As at December 31, 2018 – UTB	(5,990,060)	474,755	7,206,158	(3,486,966)	(1,796,113)

Net deferred tax assets	—	—	—	—	—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Based on management’s assessment of the future profitability of the Company, as at December 31, 2018, an unrecognized tax benefit of $1,796,113 (2017 – $4,150,218) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

c)	Tax losses

The Company has operating loss carry-forwards of $24,436,645 (2017 – $13,892,891), which begin to expire in 2035. Of these loss-carryforwards, the 2018 addition of $8,486,271 does not expire, but is subject to utilization restrictions.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

15	Commitments and contingencies

The Company is involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

As at December 31, 2018, the Company’s future obligations for minimum annual payments under operating leases for equipment and facilities for the next five years and thereafter are as follows:

	Equipment leases $	Facilities leases $	Total $
2019	1,390,768	12,488,530	13,879,298
2020	884,976	12,218,525	13,103,501
2021	664,877	12,173,724	12,838,601
2022	295,379	12,331,180	12,626,559
2023	5,846	12,090,937	12,096,783
Thereafter	—	99,183,902	99,183,902

	3,241,846	160,486,798	163,728,644

The Company’s operating leases are primarily for its outpatient diagnostic imaging centres and have varying terms, escalation clauses and renewal rights. The lease terms range from one to twenty-five years. Rent expense for the twelve months ended December 31, 2018 was approximately $11.3 million (fifteen months ended December 31, 2017 – $9.4 million).

16	Stock-based compensation – options

The Company operates an equity-settled, stock options based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee services. The plan is open to directors and certain employees of the Company. The fair value of the grant of options is recognized in the consolidated statements of net income (loss) and comprehensive income (loss) as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the service vesting conditions are to be satisfied. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share compensation arrangements of the Company) is 10% of the aggregate number of common shares which are outstanding from time to time. As at December 31, 2018, this represented 6,237,127 (December 31, 2017 – 5,141,632) common shares.

The Company commenced granting stock options on March 15, 2016, with an initial grant of 2,025,268 options to purchase common shares on a 1:1 basis, which represented 10% of the total outstanding shares of the Company as at September 30, 2015. The exercise price for these options was $0.50 per share. These options will vest over a three-year period from the date of issue (34%, 33%, and 33% per year, respectively). The options have an expiry date ten years from the date of issue. The Company granted no stock options during 2017.

(46)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

	2018		2017
	Number of stock options	Weighted average exercise price $	Number of stock options	Weighted average exercise price $

Outstanding – Beginning of period	2,025,268	0.50	2,025,268	0.50
Granted	2,188,000	3.74	—	—

Outstanding – End of period	4,213,268	2.18	2,025,268	0.50

During the twelve months ended December 31, 2018, the Company granted 2,188,000 stock options on November 16, 2018, to purchase common shares on a 1:1 basis with an exercise price of $3.74 per share. The aggregate fair value of the stock options granted during 2018 was determined to be $3,211,765 (2017 – $nil). These options will vest over a three-year period from the date of issue (34%, 33% and 33% per year, respectively) and have an expiry date of seven years from the date of issue.

The weighted average contractual life of the outstanding options as at December 31, 2018 was 7.04 years (December 31, 2017 – 8.21 years). The total number of stock options exercisable as at December 31, 2018 was 1,356,929 (December 31, 2017 – 688,591). The total fair value of stock options that vested during the twelve months ended December 31, 2018 was $706,866 (fifteen months ended December 31, 2017 – $728,287).

The fair value of the stock options granted during the twelve months ended December 31, 2018 was estimated to be $1.4679 per option using the Black-Scholes option pricing model based on the following assumptions: historical common share price volatility of 33%; remaining life of seven years; expected dividend yield of nil; and an annual risk free interest rate of 2.33%. During the twelve months ended December 31, 2018, the Company recorded a total stock-based options compensation expense of approximately $681,412 (fifteen months ended December 31, 2017 – $1,022,257). The total compensation cost related to unvested options awards not yet recognized is approximately $2,936,556 (fifteen months ended December 31, 2017 – $406,203) and will be recognized over a remaining vesting period of 2.88 years (fifteen months ended December 31, 2017 –

1.21 years).

17	Risk management arising from financial instruments

In the normal course of business, the Company is exposed to risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Fair value

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

(47)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The carrying value of the non-current portion of finance leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. The estimated fair values of other non-current assets and liabilities were as follows:

	2018 $	2017 $

Loans to related parties	495,000	—

Bank Loans payable	110,244,000	75,025,000
Wesley Chapel Loan payable	1,823,000	—
Subordinated notes payable	1,476,000	—
Subordinated notes – earn-out	169,642	—
Derivative financial instruments	(16,014)	(21,619)

	113,696,628	75,003,381

Financial instruments recorded at fair value on the consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1

Inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Pricing inputs are based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. For securities, the valuations are based on quoted prices of the securities that are readily and regularly available in an active market, and accordingly, a significant degree of judgment is not required. As at December 31, 2018, the Company did not have any financial assets or liabilities subsequently measured at fair value under the Level 1 category.

•	Level 2

Pricing inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The estimated fair value of the liabilities that are recognized at fair value, and subsequently measured at amortized cost, are determined using Level 2 inputs primarily related to comparable market prices. As at December 31, 2018, the derivative financial instruments were measured at fair value under the Level 2 category on recognition. The derivative financial instruments are subsequently remeasured at fair value under the Level 2 category.

•	Level 3

Pricing inputs are generally unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management’s judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(48)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

The loans to related parties, the Syndicated Loans, S&C Loans, WSFS Note, Wesley Chapel Loan, Subordinated Notes and Subordinated Notes – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out is subsequently remeasured at fair value under the Level 3 category. The key inputs used to determine fair value for the loans include market rates of interest and for earnouts, discounted cash flows.

There were no significant transfers between levels during the twelve months ended December 31, 2018 and the fifteen months ended December 31, 2017.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	2018 $	2017 $

Cash	19,326,412	12,145,481
Accounts receivable	29,810,501	12,968,010
Loans to related parties	500,000	—

Financial assets measured at amortized cost	49,636,913	25,113,491

Accounts payable and accrued liabilities	16,865,477	14,578,538
Short-term portion of Senior Loans payable	2,867,167	3,016,958
Short-term portion of finance leases	851,183	528,895
Long-term portion of Senior Loans payable	108,801,431	70,156,708
Long-term portion of finance leases	3,325,832	2,062,103
Subordinated Notes payable	1,492,233	—

Financial liabilities measured at amortized cost	134,203,323	90,343,202

Subordinated Notes – earn-out	169,642	—
Derivative financial instruments	(16,014)	(21,619)

Measured at fair value through profit or loss	153,628	(21,619)

Credit risk

Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different payers. During the year, the Company may have deposits with financial institutions that exceed Federal Deposit Insurance Corporation limits. As at December 31, 2018, the Company had cash of $19,326,412 (2017 – $12,145,481) and accounts receivable of $29,810,501 (2017 – $12,968,010). Collectibility of the receivables is reviewed regularly and an allowance based on lifetime expected credit losses is established as necessary. Current economic conditions and historical collection experience are considered when determining whether to make an allowance. The same factors are considered when determining whether to write off amounts charged to the allowance for credit losses. The aging of these receivables, net of allowances, is as follows:

(49)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

	2018 $	2017 $

Accounts receivable
0 – 90 days	11,940,989	7,202,693
91 – 180 days	6,722,767	2,710,187
More than 180 days	11,146,745	3,055,130

	29,810,501	12,968,010

The activity of the allowance for credit losses for the period is as follows:

	2018 $	2017 $

Allowance – Beginning of period	4,553,094	1,843,657
Provision for credit losses for the period	6,680,710	5,272,485
Writeoffs	(2,760,040)	(2,563,048)

Allowance – End of period	8,473,764	4,553,094

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulty in raising funds to meet its financial commitments. The Company is exposed to liquidity risk mainly with respect to the Bank Loans. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As at December 31, 2018 and December 31, 2017, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

(50)

Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. The Company does not use derivative financial instruments to alter the effects of this risk, except as noted below. The Company is partly financed through bank loans, which bear interest at rates tied to the one-month LIBOR.

As noted in note 10, effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of $50,000,000, representing 50% of the face value of the $100,000,000 Syndicated Term Loan.

Variable interest rates on the Company’s debts are as follows:

Syndicated Loans	one-month LIBOR plus Applicable Rate

The following table shows the Company’s exposure to interest rate risk and the effects on comprehensive income for the twelve months ended December 31, 2018 and the fifteen months ended December 31, 2017 of a 1% increase or decrease in the variable interest rates.

			2018
	Carrying value $	1% decrease in interest rates $	1% increase in interest rates $

Syndicated Loans (originated in August 2018)	109,872,412	426,140	(426,140)
S&C Loans (n/a as extinguished in August 2018)	—	—	—

	109,872,412	426,140	(426,140)

			2017
	Carrying value $	1% decrease in interest rates $	1% increase in interest rates $

S&C Loans (originated in August 2017)	72,219,208	295,890	(285,867)
Siemens loans (n/a as extinguished in August 2017)	—	—	—

	72,219,208	295,890	(285,867)

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

18	Capital management

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus, Senior Loans, finance leases. Subordinated Notes and Subordinated Notes – Earn-out.

The Company’s primary uses of capital are to finance operations and acquisitions, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders.

The Company is required to meet financial covenants as outlined in note 10.

19	Related party transactions

Compensation of key management personnel and directors

The Company transacts with key individuals including directors and management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company and the Board, including President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary, Senior Vice President, Clinical Development and Senior Vice President, Operations.

Remuneration to key management and directors was as follows:

	2018 $	2017 $

Salaries, bonuses and director fees	3,130,051	1,300,617
Stock-based compensation	5,084,802	3,213,284
Other benefits	61,559	21,985

	8,276,412	4,535,886

On February 8, 2018, Akumin Corp. entered into a contract with the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary (collectively, the Pledgors) to loan an aggregate of $500,000 in connection with the purchase by such Pledgors of a total of 142,857 common shares of the Company from certain selling security holders of PMI, pursuant to the terms of a put and call option agreement made as of August 9, 2017 between Z Strategies Inc., a company controlled by the President and Chief Executive Officer, and certain selling security holders of PMI. The loan bears interest at 6% per annum and will be payable on maturity at February 8, 2021. The Pledgors have granted to Akumin Corp. a security interest in the common shares of the Company purchased thereunder.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

20	New accounting standards

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16, Leases

In January 2016, the IASB released IFRS 16, Leases, replacing IAS 17, Leases, and related interpretations. The new standard eliminates the classification of leases as either operating or finance leases and requires the recognition of assets and liabilities for all leases, unless the lease term is twelve months or less or the underlying asset has a low value. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The IFRS 16 transition requirements provide the option of adopting a full retrospective approach or a modified retrospective approach with optional practical expedients available. The Company has performed preliminary analysis as part of its assessment of IFRS 16 transition approaches, and intends to adopt the standard on a modified retrospective basis. The Company continues to finalize its approach on the use of the optional practical expedients.

The Company expects the adoption of IFRS 16 will have a material impact on its consolidated financial statements, given its current operating lease commitments (note 15). New assets and liabilities will be recognized on the consolidated balance sheets for the Company’s operating leases. On the consolidated statements of net income (loss) and comprehensive income (loss), the Company will replace the current lease expense with depreciation for right-of-use assets and finance expense on lease liabilities. There will be no change to the amount of cash flows as part of the underlying leases.

The Company continues to evaluate the impact of the standard on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments, with a mandatory effective date of January 1, 2019. The interpretations provide guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the Company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is to be applied by recognizing the cumulative effect of initially applying these guidelines in opening retained earnings without adjusting comparative information. The Company believes that it is reasonable that there are no uncertain tax positions required to be reported on IRS Form UTP, Uncertain Tax Positions Statement, on its consolidated financial statements. The Company will continue to evaluate the impact and application of this standard. (expressed in US dollars unless otherwise stated)

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

21	Basic and diluted income (loss) per share

	2018 $	2017 $

Net income (loss) attributable to common shareholders	4,999,801	(8,503,994)
Weighted average common shares outstanding
Basic	58,198,966	31,784,608
Diluted	59,306,094	31,784,608
Net income (loss) per share
Basic	0.09	(0.27)
Diluted	0.08	(0.27)
22	Financial instruments revaluation, unrealized foreign exchange (loss) and other gains (losses)
	2018 $	2017 $

Loss on debt revaluation (note 10)	(2,426,873)	(3,017,495)
Unrealized foreign exchange loss	—	(113,207)
Gain on revaluation of derivatives (note 10)	69,295	21,619
Loss on disposal of property and equipment	(532,092)	(20,289)
Other gains	46,408	185,751

	(2,843,262)	(2,943,621)

23	Non-controlling interests

As part of the Texas Acquisition, certain of PMI’s subsidiaries acquired were non-wholly owned. As a result of operating agreements with each of the following non-wholly owned entities, the Company is deemed to have control over these entities under IFRS and thus 100% of their financial results are included in the Company’s consolidated financial results.

The Company holds effective ownership interests in the following entities:

	Ownership interest

Entity	2018%	2017%

Phoenix Imaging, LLC	60	60
Preferred Imaging of Amarillo, LLC	57	55
Preferred Imaging of Austin, LLC	100	68
Preferred Imaging of Fort Worth, LLC	100	39
Preferred Imaging of Frisco, LLC	100	51
Preferred Imaging of Grapevine/Colleyville, LP	100	31
Preferred Imaging of Irving, LLC	100	51
Preferred Imaging of Tarrant County, LLC	55	55
Preferred Imaging of Plano Parkway, LLC	100	28
Round Rock Imaging, Ltd.	100	57
Toggle, LLC	100	95

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

In May 2018, the Company purchased the non-controlling interests in seven Texas-based diagnostic imaging companies (note 13). During June 2018, (i) the Company purchased the non-controlling interests in Toggle, LLC, a transcription company, for de minimis consideration, and (ii) Preferred Imaging of Tarrant County, LLC, a holding company, distributed its assets to its shareholders and is in the process of being dissolved.

The following table summarizes the aggregate financial information for the above-noted entities with non-controlling interests, including fair value adjustments at acquisition but excluding intercompany eliminations, as at December 31, 2018 and December 31, 2017. Income statement items include revenue and net income for each of the above-noted entities up until the date the Company purchased all non-controlling interests, if applicable.

	2018 $	2017 $

Cash	745,675	2,183,901
Accounts receivable	1,358,165	1,538,997
Prepaid expenses	25,622	6,404

Security deposits and other assets	7,555	51,810
Property and equipment	4,401,279	11,704,666
Intangible assets and goodwill	8,358,371	15,638,242

Accounts payable and other liabilities	738,916	2,531,984
Equity attributable to shareholders of Akumin Inc.	11,690,552	22,251,451
Non-controlling interests	2,467,200	6,340,583

Revenue	22,142,570	15,666,822

Net income attributable to common shareholders of Akumin Inc.	3,222,109	1,935,295
Net income attributable to non-controlling interests	2,574,137	2,155,445

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

24	Subsequent events
a)	During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.

b)	As previously noted, the Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. While 50% of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan, only 25,000 of these vested RSUs have currently been exercised. Accordingly, 25,000 common shares were issued by the Company on March 18, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019. In accordance with the terms of the RSU Plan, 50% of the above-noted 315,000 RSUs will vest between January 1 and March 12, 2020. Twenty-five thousand RSUs from these unvested RSUs were settled for common shares on October 1, 2019 in accordance with the terms of the RSU Plan.

c)	During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.

d)	On April 1, 2019, the Company acquired substantially all of the assets used in connection with a single imaging centre located in Davie, Florida (Davie Acquisition) from the former operators of such centre for a purchase price of $450,000.

e)	On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centres (Florida – 21 and Georgia – 6) operated under ADG, The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centres were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the ADG Acquisitions).

The total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million, of which $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the Term Loans (defined below). A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs.

In connection with the ADG Acquisitions, on May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, the Term Loans) of $66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, of which $3,300,000 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A is subject to a delayed draw and is available to the Company for use in potential acquisitions until October 15, 2019. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used to settle the Syndicated Loans for $112,482,181, the principal outstanding under the Subordinated Note and related accrued and unpaid interest for $1,596,250, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs.

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Akumin Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and December 31, 2017

(expressed in US dollars unless otherwise stated)

f)	On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Deltona, Florida for a cash consideration of $648,387 (Deltona Acquisition).

g)	Subsequent to December 31, 2018, the Company settled certain claims affecting PMI relating to periods arising prior to August 9, 2017, the date the Company acquired PMI. The Company received an aggregate of approximately $4.1 million, approximately $2.9 million of which was received after December 31, 2018, from the escrow fund maintained for the sellers of PMI as a result of indemnity claims under the purchase agreement for PMI to fully and finally settle the claims affecting PMI.

h)	On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centres in El Paso, Texas for cash consideration of approximately $11 million.

i)	On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centres near West Palm Beach, Florida, for cash consideration of approximately $18 million. This acquisition was mostly financed through the delayed draw portion of the Company’s Term Loans of $16 million and approximately $1 million under the Company’s revolving credit facility, both under the May 2019 Credit Agreement.
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